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                                April 16, 2021

       Jeffrey DeNunzio
       Chief Executive Officer
       Fast Track Solutions, Inc.
       780 Reservoir Avenue, #123
       Cranston, RI 02910

                                                        Re: Fast Track
Solutions, Inc.
                                                            Form 10-12G
                                                            Filed March 23,
2021
                                                            File No. 000-56262

       Dear Mr. DeNunzio:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-12G

       Item 5. Directors and Executive Officers, page 9

   1. Please clarify the relationship with Paul Moody and his affiliation with the company. We note that he is
identified as a director in your articles. Ensure that you disclose all entities that Jeffrey DeNunzio
and, to the extent applicable, Mr. Moody have been involved with over the past five
years. Refer to Item 401 of Regulation S-K. Also update your disclosure on page 10
as appropriate.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jeffrey DeNunzio
Fast Track Solutions, Inc.
April 16, 2021
Page 2



       You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.



FirstName LastNameJeffrey DeNunzio                      Sincerely,
Comapany NameFast Track Solutions, Inc.
                                                        Division of Corporation
Finance
April 16, 2021 Page 2                                   Office of Real Estate &
Construction
FirstName LastName